FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 1-11080

THE ICA CORPORATION (Translation of registrant's name into English)
Minería No. #145 11800 México D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SUMMARY OF THE RESOLUTIONS APPROVED BY THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF EMPRESAS ICA, S.A. DE C.V., HELD ON JULY 14, 2005.

I.- DISCUSSION AND APPROVAL OF A PROPOSAL BY THE BOARD OF DIRECTORS TO INCREASE THE VARIABLE PORTION OF THE COMPANY’S CAPITAL THROUGH THE ISSUANCE OF NON-SUBSCRIBED SHARES BY MEANS OF A PUBLIC OFFERING IN ACCORDANCE WITH THE TERMS OF ARTICLE 81 OF THE SECURITIES MARKET LAW AND SECTION 7 OF THE CORPORATE BYLAWS, SUBJECT TO THE AUTHORIZATION AND ANY CONDITIONS REQUIRED BY THE NATIONAL BANKING AND SECURITIES COMMISSION.-

The following resolutions were adopted with respect to the first agenda item:

FIRST.-Approval was given to increase the variable portion of the company’s capital by an amount up to the equivalent of US$230,000,000.00 (two hundred thirty million dollars), as well as to issue up to 1,136,720,555 non-subscribed shares which will be sold to the public in the Mexican and international securities markets, in accordance with Article 81 of the Securities Market Law (Ley de Mercado de Valores), and subject to such requirements and conditions as may be established by the National Banking and Securities Commission.

SECOND.- Approval was given and an express waiver by representatives of shareholders of the preferential subscription right referred to Article 132 of the General Corporate Law (Ley General de Sociedades Mercantiles) to subscribe to new shares representing the increase in capital to be issued in accordance with the preceding point was accepted.

THIRD.- Approval was given and the power granted to the Company to carry out the issuance and public placement of shares representing the approved increase in capital, freeing the Company of the obligation to make the publication referred to in Article 132 of the General Corporate Law.

FOURTH.- It was resolved that any shares not subscribed and paid in within such term as might be established by the National Banking and Securities Commission should be cancelled without the requirement of any prior authorization, resulting in their immediate cancellation and the reduction in the amount of authorized capital.

FIFTH.- Approval was given and instruction made to Luis Carlos Romandía García, Secretary of the Board of Directors, that in the name of and as a representative of the Company: (a) to make the entries into the books of the corporation relative to the increase in capital; (b) to prepare the definitive instruments or provisional certificates that document the new shares of Series 1/05 and to submit them for the signature of any two proprietary members of the Board of Directors; (c) and to make the certifications and declarations respective to the corresponding steps, in conformity with the Law, in order to update the registry of shares that represent the Company’s capital in the National Securities Registry.

SIXTH.- Sergio Fernando Montaño León, in his capacity as Executive Vice President for Administration and director, and José Luis Guerrero Álvarez, in his capacity Executive Vice President and CFO, were appointed, severally or individually, to nominate the persons: (a) to make the entries in the accounting registries and the disclosure in the notes to the audited financial statements for the year ending December 31, 2005 as a result of the increase in capital; (b) to prepare and disclose the financial information related to the increase in capital by means of the measures contemplated in relevant legal dispositions, as well as the Internal Rules of the Mexican Stock Exchange, and in foreign markets where the shares of the Company are quoted, in order to comply with the regulations of each jurisdiction where the shares representative of the company’s capital are traded; and (c) in general to satisfy in a timely manner any disclosure obligation or provision of information to third parties in conformity with the Law or existing commitments of the Company, whether mandatory or optional, as a result of the increase in capital approved in accordance with this Agenda item.

SEVENTH.- It was resolved that the Company would hold harmless its principal and alternate directors and statutory auditors, the delegates of the present Assembly, the persons designated in accordance with the immediately preceding resolution with respect to any claim with respect to the placement of shares issued by the Company, in accordance with the laws of the United Mexican States as well as the laws of the countries where placements are undertaken, in the event that such claims arise from acts or omissions imputable to the Company, with respect to information that is provided for the preparation of the prospectuses if such information is insufficient or incorrect and such defects are not the consequence of malfeasance or bad faith on the part of the persons referred to in this article.

EIGHTH.- It was resolved to make the effectiveness of the above resolutions subject to the authorization of the National Banking and Securities Commission as referred to in Article 81 of the Securities Market Law and any other authorization necessary to carry out the public offering of shares no later than December 31, 2005.

The preceding resolutions were approved by a majority of 1,558,383,626 votes, which represented 83.39% (eighty-three point thirty nine percent) of the total share capital of the Company.

In accordance with Section XIII of Article 81 of the Securities Market Law, it was noted that any shareholders that voted against the resolutions on increasing capital have the right to demand that the Company offer to place their shares at the same price at which the new shares will be offered to the public. In this regard, the Company will take the necessary measures to ensure this right in the event that the shareholders do not give up the same.

II.- DISCUSSION AND APPROVAL, IN THE EVENT, OF A PROPOSAL OF THE BOARD OF DIRECTORS TO CARRY OUT A PRIMARY OFFERING OF SHARES IN THE MEXICAN MARKET, WITH DISTRIBUTION IN EXTERNAL MARKETS

The following resolutions were adopted with respect to the second agenda item:

FIRST.- Approval was given to carry out a primary public offering of shares representing the increase in capital of the company approved in point I above in accordance with the terms proposed by the Board of Directors.

SECOND.- Approval was given for taking the measures necessary for obtaining the necessary authorizations from the Commission, the Mexican Stock Exchange, and any other competent authority in order to carry out the primary public offering of shares of the Company in the securities markets of Mexico, the United Status of America, and other foreign markets in conformity with the terms approved by this Meeting and the National Banking and Securities Commission.

THIRD.- Approval was given to naming Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, part of Grupo Financiero Banamex, as the lead placement agent for the placement of shares in the Mexican market and Citigroup Global Markets, Inc. as leader for the international markets, without limiting the authority of the Board or the designated officers to designate one or more placement agents different or additional, as they deem necessary.

FOURTH.- Approval was given, subject to obtaining prior authorization, for the publication of the notices of the public offering and the preparation of the prospectus, as well as the deposit with S.D. Indeval, S.A. de C.V., a Depositary Institution, of the securities of Series 1/05 representative of the shares that are the object of the public offering, through the action of the placement agent Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, part of Grupo Financiero Banamex.

FIFTH.- Sergio Fernando Montaño León, in his capacity as Executive Vice President for Administration and José Luis Guerrero Álvarez in his capacity as Executive Vice President and CFO, and Luis Carlos Romandía García, General Counsel, were designated, acting individually or severally, to carry out the actions that might be necessary in order to: (i) formalize the Placement Agreement with the placement intermediaries; (ii) carry out the placement of shares resulting from the increase in capital; (iii) contract for legal and financial advisory services in order to prepare and execute and authenticate all the documentation, accounting, financial and legal reports that might be necessary to prepare the document or prospectus and all the other documents that might be necessary with respect to the placement; and (iv) comply as to time and form with all the requirements for information and documentation that might be required in order to carry out the primary public offering of shares of the Company on the best terms.

SIXTH.- It was resolved that the Company will indemnify and hold harmless the persons referred to in the immediately preceding point with respect to any responsibility with respect to the acts mentioned and the preceding resolutions, in accordance with the laws of the United Mexican States and the laws of the other countries where the shares are placed, except when such claims are the result of malfeasance or bad faith on the part of the persons referred to in this point.

SEVENTH.- Approval was given to make the effectiveness of the foregoing resolutions subject to the authorization of the National Banking and Securities Commission referred to in Article 81 of the Securities Market Law and such others required in order to carry out a public share offering prior to December 31, 2005.

The preceding resolutions were approved by a majority of 1,657,046,924 votes representing 88.66% (eighty eight point sixty-six percent) of the total shares of the Company.

III. DISCUSSION AND APPROVAL, IN THE EVENT, OF A PROPOSAL OF THE BOARD OF DIRECTORS TO REVISE SECTION SIX OF THE BYLAWS, AND, IN THE EVENT, DETERMINE THE NUMBER OF SHARES THAT DOCUMENT THE CAPITAL

The following resolutions were adopted with respect to the third agenda item:

FIRST.- Approval was given to revise Section Six of the By-laws in accordance with the proposal of the Board of Directors, and authorization was given to carry out the conforming changes to the corresponding parts of the By-Laws.

SECOND.- Approval was given to cancel each and every one of the titles in circulation in order to reduce the number of shares in circulation without reducing the amount of capital, by means of the issuance of one new share for every six shares in circulation that is cancelled.

THIRD.- Approval was given that, in order to give effect to the cancellation and issuance of shares referred to in the foregoing resolution, the mechanism for the reduction in the number of shares in circulation, through the issuance of one new share for every six outstanding shares that are cancelled, would take place within one hundred twenty calendar days after the closing of the public offering of shares representative of the increase in capital, in such form and under such terms as the Board of Directors should determine, or to extend the above referenced time period.

FOURTH.- Approval was given and instructions given to Luis Carlos Romandía García, Secretary of the Board of Directors, that in the name of and as the representative of the Company: (a) to make the entries in the books of the corporation relative to the increase in capital; (b) to prepare the definitive securities or provisional certificates that document the new shares representative of Series 1/05 and solicit the signatures of any two proprietary Directors of the Company; (c) elaborate the certifications and declarations respective and undertake the corresponding actions, in accordance with the Law, in order to update the registry of shares that represent the capital in the National Securities Registry.

FIFTH.- Sergio Fernando Montaño León, in his capacity as Executive Vice President for Administration of the Company and José Luis Guerrero Álvarez in his capacity as Executive Vice President and CFO, were designated, severally or individually, to instruct the responsible parties: (a) to make the accounting entries and to disclose in the financial statement notes for the year ending December 31, 2005 related to the increase in capital; (b) to prepare and disclose financial information relative to the reduction in the number of shares representing the Company’s capital in accordance with the measures provided in the applicable legal provisions, as well as the Internal Rules of the Mexican Stock Exchange, in order to comply with the regulations of each jurisdiction where the company’s shares are quoted; and (c) in general, to comply in a timely manner with any obligation to disclose or provide information to third parties in accordance with the Law or existing commitments of the Company, whether obligatory or desirable, in order to reduce the number of shares that represent the capital of the Company.

The preceding resolutions were approved by a majority of 1,657,196,924 votes, which represented 88.67% (eighty-eight point sixty-seven percent) of the total shares of the Company.

IV.- DISCUSSION AND APPROVAL OF A PROPOSAL OF THE BOARD OF DIRECTORS TO DESIGNATE AGENTS AND TO GRANT THEM GENERAL POWERS TO COMPLY WITH THE RESOLUTIONS THAT THE ASSEMBLY MIGHT APPROVE, AS WELL AS TO DESIGNATE SPECIAL DELEGATES TO COMPLY WITH AND FORMALIZE ANY RESOLUTIONS THAT MIGHT BE ADOPTED.-

The following resolutions were adopted with respect to the fourth agenda item:

FIRST.- Bernardo Quintana Isaac, José Luis Guerrero Álvarez, Sergio Fernando Montaño León, each members of the Executive Committee of the Company, were designated and granted full powers to determine the form, terms, conditions, and time periods to carry out the transactions contemplated in the Resolutions adopted by this Shareholders’ Meeting, including, but not limited to, the determination of the subscription price of the shares to be issued, to make the certifications and declarations and, in general, all those actions related to the approved issuance of shares in general, and to adopt or enter into all the agreements and accords and undertake all the actions they consider necessary or convenient, designate agents and authorize the authorizations and the general or special powers that are required to carry out the acts and sign all the contracts, agreements, and documents related to the referenced resolutions, and are granted general power over legal claims and collections, acts of administration and acts evidencing ownership, in accordance with the terms of the first three paragraphs of Article 2,554 and Article 2,587 of the Civil Code for the Federal District, and its correlates in the Civil Codes of the status of the Mexican Republic and the Federal Civil Code, with the general power to sign, accept, transfer money, guarantee and authorize every class of instruments and credit documents in accordance with the terms of Article Nine of the General Law on Securities and Credit Operations (Ley General de Títulos y Operaciones de Crédito), and with the power to grant general and special powers, whether delegating the powers or substituting the authority, as well as to revoke them.

SECOND.- Luis Carlos Romandía García, Quirico Gerardo Seriña Garza, Enrique Rubio Arenas, Alejandro López Paredes, and Bernardo Casas Godoy were designated Special Delegates, with authority, acting severally or individually: a) to appear before a notary public of their election to formalize in its entirety or partially the present act, process the compiled By-Laws and by means personally or through such person or persons as they may designate, carry out the inscription of the first testimony to that effect, in the Public Registry for Property and Commerce in their domicile; b) process the certifications of this act or of any of its parts; and c) take all the measures and all the necessary actions to formalize and give force to the resolutions and agreements adopted by the Shareholders Meeting, as well as all those acts that might be complementary to the foregoing, or might become necessary or convenient in order to give full effect to the aforesaid agreements.

THIRD.- It was resolved that the Company would hold harmless the persons referred to in the preceding resolutions with respect to any claims that might be made against them in relation to the actions mentioned in the foregoing resolutions, both respecting the laws of the United Mexican States as well as the laws of the other countries where the shares will be placed, provided that such claims are not the consequence of malfeasance or bad faith of the persons referred to in this point.

All the foregoing resolutions were approved by a majority of 1,657,196,924 votes, which represented 88.67% (eighty-eight point sixty-seven percent) of the total shares of the Company.

_________________________________

Lic. Luis Carlos Romandía García

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2005

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO

Name: Dr. José Luis Guerrero

Title: Vice President, Finance